UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 5, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

IDEATION ACQUISITION CORP.

File No. 5-83412 - CF#24194

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The Malibu Companies LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Schedule 13D filed on October 16, 2009 and amended on October 26, 2009 relating to its beneficial ownership of common shares of Ideation Acquisition Corp.

Based on representations by The Malibu Companies LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.1   through December 13, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele Anderson
Chief, Office of Mergers and Acquisitions